 Exhibit 99.6

Item 6. English translation of an excerpt of the minutes of a meeting of the Supervisory Commission of Central Puerto S.A. dated March 12, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 12, 2018

Minutes Nº 364

 MINUTES Nº 364 Members of the Supervisory Commission convene in Buenos Aires, on March 12, 2018 at 12 a.m. to discuss the first item on the Agenda.

In attendance are Mr. César Halladjian, Mr.Marcelino D’az and Mr. Eduardo Erosa.

1. ANALYSIS OF ACCOUNTING STATEMENTS FOR FISCAL YEAR ENDING DECEMBER 31, 2017. SUPERVISORY COMMISSION REPORT. Mr. Halladjian says the Supervisory Commission must rule about the statement of financial position, income statement, consolidated profit and loss account, statement of changes in equity, cash flow statement, Notes and Annexes and Summary of Activity together with additional information to the notes to accounting statements – Section 68 of the “Reglamento de la Bolsa de Comercio de Buenos Aires” (Regulations of the Buenos Aires Stock Exchange) by December 31, 2017.

After a brief discussion, and taking into account clarification and information received by the Board of Directors, the members of the Supervisory Commission unanimously RESOLVED to approve the text of the Supervisory Commission Report transcribed below and commission Mr. Hallidjian to sign it.

SUPERVISORY COMMISSION REPORT

To the shareholders of

CENTRAL PUERTO S.A.

Introduction

1.
In compliance with the provisions of Par. 5 of Section 294 of the Company Act and amendments thereto and the Regulations of the Buenos Aires Stock Exchange for the “Authorization, Suspension, Release and Cancellation of the Quotation of Securities Bonds”, we have examined the financial statements, both individual and consolidated, of CENTRAL PUERTO S.A. and its controlled companies, comprising (a) individual and consolidated financial statements here attached of CENTRAL PUERTO S.A. and its controlled companies by December 31, 2017; (b) individual and consolidated income statements and profit and loss statements, consolidated statements of changes in equity and individual and consolidated statements of cash flow for the fiscal year mentioned above; and (c), a summary of relevant accounting policies and other explanatory information.

Furthermore, we have examined the relevant information in items 2, 3 and 5 of the “Summary of Activity for fiscal years ending December 31 2017, 2016, 2015, 2014 and 2013” and the “Additional Information to Notes to Financial Statements – Par. 12 of Section III of Title IV of RG N.º 622 of the National Securities Commission” by December 31, 2017, submitted by the Company in compliance with relevant norms of the National Securities Commission and the Stock Exchange of Buenos Aires. The above mentioned documents are the responsibility of the Board of Directors in the performance of their duties.

Scope of this work

2.
Our work consisted of verifying the congruence between relevant information contained in said statements and information about Company decisions recorded in Minutes, and the alignment of said decisions to the law and the bylaws in their formal and documentary aspects. For this purpose we took into account reports by independent auditors about individual and consolidated financial statements by external auditor Leonel G. Tremonti, a partner at “Pistrelli, Henry Martin y Asociados S.R.L.” dated March 12, 2018, issued in compliance with International Standards of Audit issued by the “Consejo de Normas Internacionales de Auditor’a y Aseguramiento” (“IAASB” by its initials in English) in force in Argentina under the terms of FACPCE. We have not performed any management control, thus we have not assessed Company decisions or criteria regarding administration, marketing, finance or production, which lie under the exclusive responsibility of the Board of Directors. Thus our responsibility is limited to making a statement about the above mentioned documents and does not extend to facts, actions, omissions or circumstances that were not in our knowledge or could not be determined from the examination of information received by this Supervisory Commission in the performance of its functions. We are positive that our work and the reports of the external auditor are reasonable grounds to support our report.

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